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                 June 28, 2021

       Jean-Jacques Ruest
       President, Chief Executive Officer and Director
       Canadian National Railway Company
       935 de La Gaucheti  re Street West
       Montreal, Quebec
       Canada H3B 2M9

                                                        Re: Canadian National
Railway Company
                                                            Registration
Statement on Form F-4
                                                            Filed June 22, 2021
                                                            File No. 333-257298

       Dear Mr. Ruest:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jenny Hochenberg, Esq.